PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá Director-Investor Relations (507) 304-2677

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR MARCH 2013

Panama, April 8, 2013 - Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2013:

Operating Data	March	March	% Change	YTD	YTD	% Change
	2013	2012	(YOY)	2013	2012	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,576.2	1,297.8	21.5%	4,590.0	3,829.3	19.9%
RPM (mm) (2)	1,177.8	985.8	19.5%	3,529.2	2,954.3	19.5%
Load Factor (3)	74.7%	76.0%	-1.2p.p.	76.9%	77.2%	-0.3p.p.
International Service
ASM (mm) (1)	1,518.0	1,237.2	22.7%	4,422.0	3,648.7	21.2%
RPM (mm) (2)	1,135.8	940.9	20.7%	3,399.3	2,811.4	20.9%
Load Factor (3)	74.8%	76.0%	-1.2p.p.	76.9%	77.1%	-0.2p.p.
Domestic Service
ASM (mm) (1)	58.2	60.6	-3.9%	168.0	180.6	-7.0%
RPM (mm) (2)	42.0	45.0	-6.6%	129.8	143.0	-9.2%
Load Factor (3)	72.1%	74.2%	-2.1p.p.	77.3%	79.2%	-1.9p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of March 2013, Copa Holdings’ system-wide passenger traffic (RPM) increased 19.5% year over year, while capacity increased 21.5%. As a result, system load factor for March 2013 was 74.7%, a 1.2 percentage point decline when compared to March 2012.

International passenger traffic grew 20.7%, while capacity increased 22.7%. This resulted in a load factor of 74.8%, a 1.2 percentage point decline when compared to March 2012. For the month, International capacity represented 96.3% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 6.6%, while capacity decreased 3.9%. As a result, domestic load factor for the month decreased 2.1 percentage points to 72.1%. For the month, domestic capacity represented 3.7% of total capacity.

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Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 86 aircraft: 60 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

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